Exhibit 99.35

GRANDE WEST PARTNERS WITH LION SMART

AND BMW TO ELECTRIFY VICINITY BUSES

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – October 30, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has engaged with LION Smart GmbH to integrate BMW technology as its electric vehicle (“EV”) solution.

The Company is launching its new purpose-built Vicinity LT EV bus in the fourth quarter of 2020 and partnering with LION Smart engineering services for development and integration of the power management system. The contract between Grande West Transportation and LION Smart includes engineering services covering software, mechanical and electrical adaptation, battery management and the integration of 400V BMW battery packs into the Vicinity LT EV. As part of this contract, LION Smart is carrying out high-tech work of integrating the BMW battery pack solution. The demonstration Vicinity LT EV is scheduled for delivery to Grande West in Q1 2021. After successful completion of the development project, subsequent orders for the supply of battery packs in significant quantities are possible for 2021.

The BMW high voltage batteries developed for the BMW i3 will be used for the Vicinity LT EV. The BMW i batteries are a proven EV solution in many applications other than just the i3, with over 100,000 BMW i battery packs sold worldwide.

“We are happy about the development contract from Grande West Transportation and the acquisition of another customer in North America,” said Thomas Hetmann, Managing Director of LION Smart GmbH. “Integration work and its following commercial production series supply represents a lucrative and scalable business model. This contract shows that our services as a specialist for engineering services are in demand and that other customers are also interested in our expertise in this area”.

William Trainer, President and CEO of Grande West stated, “We are very excited to be working with LION Smart and BMW technology to bring our EV to the market. We have taken our time to select the best technology partners in the industry by using a proven, off the shelf, upgradeable automotive style solution. We are receiving a lot of interest in our Vicinity LT EV bus, which is available for deliveries in 2021. We will be announcing further information about the product launch shortly.”

About LION E-Mobility AG:

LION E-Mobility AG is a listed Swiss holding company founded in 2011 with promising strategic investments in the e-mobility sector, especially in the field of electrical energy storage and lithium-ion battery system technology. The company holds 100% of the German LION Smart GmbH, a developer of battery packs and battery management systems. LION Smart also holds a 30% stake in TÜV SÜD Battery Testing GmbH, a successful joint venture with TÜV SÜD AG. LION E-Mobility AG also holds 100% of the shares in LION E-Mobility North America Inc.

www.lionemobility.com

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity heavy duty bus available in clean diesel, gas and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) ac cepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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